Exhibit 12.1

SIMON PROPERTY GROUP, INC.
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands)

	For the year ended December 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Earnings:					
Pre-tax income from continuing operations . . .	$ 574,813	$ 369,636	$ 362,600	$ 341,795	$ 399,484
Add:					
Pre-tax income from 50% or greater than 50% owned unconsolidated entities	45,313	49,939	46,124	59,165	47,939
Limited partners' interest in the Operating Partnership	128,661	75,841	87,891	89,722	119,457
Minority interest in income of majority owned subsidiaries	11,524	13,743	9,687	7,277	10,498
Distributed income from less than 50% owned unconsolidated entities	53,000	66,165	45,909	42,939	37,811
Amortization of capitalized interest	5,027	2,772	2,533	1,850	1,876
Fixed Charges	985,797	932,404	769,883	696,289	684,955
Less:					
Income from unconsolidated entities	(110,819)	(81,807)	(81,113)	(99,645)	(78,695)
Interest capitalization	(34,073)	(15,502)	(15,546)	(11,059)	(5,507)
Earnings	**$1,659,243**	**$1,413,191**	**$1,227,968**	**$1,128,333**	**$1,217,818**
Fixed Charges:					
Portion of rents representative of the interest factor	9,052	8,869	7,092	5,507	4,185
Interest on indebtedness (including amortization of debt expense)	915,693	879,953	726,025	667,679	663,923
Interest capitalized	34,073	15,502	15,546	11,059	5,507
Preferred distributions of consolidated subsidiaries	26,979	28,080	21,220	12,044	11,340
Fixed Charges	**$ 985,797**	**$ 932,404**	**$ 769,883**	**$ 696,289**	**$ 684,955**
Add: Preferred Stock Dividends	77,695	73,854	42,346	55,138	64,201
Fixed Charges and Preferred Stock Dividends . .	**$1,063,492**	**$1,006,258**	**$ 812,229**	**$ 751,427**	**$ 749,156**
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	**1.56x**	**1.40x**	**1.51x**	**1.50x**	**1.63x**

For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to pre-tax income from continuing operations including income from minority interests and our share of pre-tax income from 50%, or greater than 50%, owned unconsolidated entities which have fixed charges, and including distributed operating income from less than 50% owned unconsolidated joint ventures instead of income from the less than 50% owned unconsolidated joint ventures. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses, preferred distributions, and amortization of debt issue costs.